UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-15224
CUSIP Number: 0074223 06 5

(Check one):        [X] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [X] Form 10-Q  [   ] Form N-SAR  [   ] Form N-CSR
For Period Ended: June 30, 2009
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - Registrant Information

Full Name of Registrant: Advance Display Technologies, Inc.

Address of Principal Executive Office (Street and Number): 7334 South Alton Way, Suite F

City, State and Zip Code: Centennial, CO 80112

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)   [X]

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CRS, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)           The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company recently completed a recapitalization and reorganization of its capital structure.  As a result of these efforts, combined with the Company’s limited resources, the Company has been unable to complete the work necessary to timely file its Annual Report on Form 10-K prior to the filing deadline without incurring unreasonable effort or expense.

PART IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

(Name)                                           (Area Code)                                (Telephone No.)
Matthew W. Shankle                       (303)                                             267-0111

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed?  If answer no, identify report(s).

  [ X ]  Yes          [ ]  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  [X]  Yes          [  ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report net loss of approximately $5,600,000 for the fiscal year ended June 30, 2009 compared to reported net loss of $5,368,563 for 2008.  Although net loss is expected to be only around $200,000 greater than in fiscal 2008, the underlying sources of the loss have significantly changed.  Specifically, the Company expects to report an increase in manufacturing costs of approximately $1,800,000 and a decrease in research and development expenses of approximately $2,200,000 due to completion of initial product development during fiscal 2008 and the commencement of manufacturing operations in the fourth quarter of fiscal 2008.  In addition, the Company expects to report an increase in general and administrative and marketing expenses of approximately $700,000 for 2009 over 2008, primarily due to expanded operations and the launch of the Company’s SkyNet™ product.  The Company also expects to report an increase in interest expense of approximately $300,000 and other income of approximately $400,000 related to additional funding for the Company.

Advance Display Technologies, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 29, 2009	By: /s/ Matthew W. Shankle
Matthew W. Shankle, President